UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

Radiant Systems, Inc.

(Name of Subject Company)

Ranger Acquisition Corporation

and

NCR Corporation

(Names of Filing Persons – Offeror)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

75025N 10 2

(Cusip Number of Class of Securities)

Jennifer M. Daniels

NCR Corporation

3097 Satellite Boulevard

Duluth, Georgia 30096

(937) 445-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Betty O. Temple, Esq.

Womble Carlyle Sandridge & Rice, PLLC

271 17th Street, NW

Suite 2400

Atlanta, Georgia 30363-1017

(404) 872-7000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Tender Offer Statement on Schedule TO (this “Statement”) relates to a planned tender offer by Ranger Acquisition Corporation (“Purchaser”), a wholly-owned subsidiary of NCR Corporation (“NCR”), for all shares of outstanding common stock of Radiant Systems, Inc. (“Radiant”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of July 11, 2011, by and among NCR, the Purchaser and Radiant.

Important Additional Information

The tender offer referred to in this Statement has not yet commenced. This Statement is neither an offer to purchase nor a solicitation of an offer to sell any shares of Radiant. The solicitation and the offer to buy shares of Radiant common stock will be made pursuant to an offer to purchase and related materials that NCR and Purchaser intend to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, NCR and Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer and Radiant intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. NCR, Purchaser and Radiant intend to mail these documents to the shareholders of Radiant. These documents will contain important information about the tender offer and shareholders of Radiant are urged to read them carefully when they become available. Investors and shareholders of Radiant will be able to obtain a free copy of these documents (when they become available) and other documents filed by NCR, Purchaser and Radiant with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free (when they become available) by directing such requests to NCR Corporation at Attention: Investor Relations, 3097 Satellite Boulevard, Duluth, GA 30096. Investors and shareholders of Radiant may obtain a free copy of the solicitation/recommendation statement and other documents (when they become available) from Radiant by directing requests to Radiant Systems, Inc. at 3925 Brookside Parkway, Alpharetta, GA 30022, Attn: Investor Relations Director.

Item 12. Exhibits

Exhibit Number	Description

99.1	E-mail to NCR retail employees, dated July 19, 2011